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                            June 5, 2020

       Anne Chwat, Esq.
       Executive Vice President, General Counsel and Corporate Secretary International Flavors & Fragrances Inc.
       521 West 57th Street
       New York, New York 10019

                                                        Re: International
Flavors & Fragrances Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 7, 2020
                                                            File No. 333-238072

       Dear Ms. Chwat:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 7, 2020

       General

   1. Please amend this registration statement to address any applicable comments issued on the
                                                        Nutrition &
Biosciences, Inc. registration statement on Form S-4 and Form S-1 filed on
                                                        May 7, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Anne Chwat, Esq.
International Flavors & Fragrances Inc.
June 5, 2020
Page 2

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameAnne Chwat, Esq.
                                                          Division of
Corporation Finance
Comapany NameInternational Flavors & Fragrances Inc.
                                                          Office of Life
Sciences
June 5, 2020 Page 2
cc:       Kyle A. Harris, Esq.
FirstName LastName